FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of February, 2005


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: February 08, 2005

                          EXHIBIT INDEX
                          -------------

EXHIBIT NUMBER            EXHIBIT DESCRIPTION

99                        Notice to London Stock Exchange dated 8 February 2005
                          Q4 Dial-in Instructions)

Exhibit 99


Release: Immediate

                     UNILEVER'S Q4 2004 & FULL YEAR RESULTS
                      TELEPHONE CONFERENCE CALL / WEBCAST

Unilever's fourth quarter and full year results for 2004 will be published at 0700hrs (London time) on Thursday, February 10 2005. The following teleconference arrangements are in place. Analysts only will be able to ask questions during the call.

                            Morning - Teleconference
                  Start Time: 08:45(UK), 09:45(CET), 03:45(ET)
              General Public: +44 (0)1296 311650 - PIN No. 756491
                  Replay: +44 (0)1296 618700 - PIN No. 774477

                           Afternoon - Teleconference
                  Start Time: 15:30(UK), 16:30(CET), 10:30(ET)
     General Public: +1 877 810 2615 or +1 617 786 8334 - PIN No. 71031151
         Replay: +1 888 286 8010 or +1 617 801 6888 - PIN No. 95443044

In each case lines will open 1 hour prior to the conference. The teleconference will be recorded and available for a period of two weeks. An audio link of the conference can be accessed via Unilever's website www.unilever.com/investorcentre/
                                     -o0o-
February 8 2005



END